Exhibit 99.1

KNOT OFFSHORE PARTNERS LP ANNOUNCES EXTENSION OF COMMON UNIT PURCHASE PROGRAM

29.08.2016

KNOT Offshore Partners LP (the “Partnership”) (NYSE: KNOP) announced today that the boards of directors of the Partnership and KNOT Offshore Partners GP LLC (the “General Partner”) have each authorized an extension of the common unit purchase program. Originally approved on August 12, 2015, the program authorized the Partnership to repurchase up to 666,667 of its common units and the General Partner to purchase up to 333,333 common units of the Partnership. The program was originally scheduled to expire on August 31, 2016, and the extended program will conclude on August 31, 2017. To date, the Partnership and the General Partner have purchased 180,906 and 90,368 common units, respectively, pursuant to the program. The Partnership and the General Partner may therefore purchase up to an additional 485,761 and 242,965 common units, respectively, under the extended program.

All purchases of common units will be at prevailing prices on the open market or in privately negotiated transactions, as permitted by securities laws and other legal requirements. There is no obligation to purchase any specific number of common units and the program may be modified, suspended, extended or terminated be at any time. Any common units repurchased by the Partnership under the program will be cancelled.

Common units will be purchased only during periods where the Partnership and the General Partner are not aware of material inside information that would likely affect a seller’s decision to sell.

The Partnership owns, operates and acquires shuttle tankers under long-term charters in the offshore oil production regions of the North Sea and Brazil. The Partnership is structured as a master limited partnership. The Partnership’s common units trade on the New York Stock Exchange under the symbol “KNOP.”

Source: KNOT Offshore Partners LP

KNOT Offshore Partners LP

John Costain

Chief Executive Officer and Chief Financial Officer

+44 7496 170 620

http://knotoffshorepartners.com/